Exhibit 99.1

Arbe Begins Dual Listing on Tel Aviv Stock Exchange

Demand for Arbe Convertible Debt Exceeded Expectations, Reaching 230% of Amount Offered

TEL AVIV, Israel, May 30, 2024 - Arbe Robotics, Ltd., a global leader in perception radar solutions, announced today that its ordinary share are now traded on both the Nasdaq and the Tel Aviv Stock Exchange (TASE). In addition, on May 28, 2024, a classified investor bid (for Israeli classified investors) was successfully held to receive preliminary commitments with respect to Arbe’s proposed convertible debt offering. Demand for the convertible debt exceeded expectations, reaching 230% of the amount offered. Most of the demand came from institutional investors, including mutual funds, portfolio managers, and others.

The debentures will be issued and be traded on TASE pursuant to a public bid in Israel, scheduled for June 3, 2024. The debentures will bear interest at a stated interest rate of 6.5% per annum and will be convertible into ordinary shares at a conversion price of NIS 9.53 (approximately $2.6). The debentures will be issued pursuant to a deed of trust with an indenture trustee, which sets forth the terms of the debentures, including the total principal number of debentures issued, the purchase price of the debentures, covenants and events of default.

The net proceeds from the sale of the debentures, will be up to NIS 120 million (approximately $32M), and will be held in escrow and released to Arbe upon satisfaction of the several conditions by March 31, 2025, as detailed in the deed of trust, including that Arbe will be selected to supply its products as a single supplier of chips of Imaging Radar to one out of ten leading car manufacturers; and a consistent increase in the closing trading prices and trading volume for a period of time.

The debentures are being offered only to Israeli investors. The debentures will be issued pursuant to a prospectus filed by Arbe with the TASE and the Israeli Securities Authority.

“We are very pleased with the interest and preliminary commitments for the debenture offering and the listing of our ordinary shares on TASE,” said Kobi Marenko, CEO of Arbe. “This demonstrates the growing interest and strong belief in the company's prospects. This strategic move reflects Arbe's commitment to expanding its market presence, ensuring robust financial health, and supporting its mission to revolutionize radar technology for safer roads and an autonomous future.”

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a key sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words "expect," "believe," "estimate," "intend," "plan," "anticipate," "may," "should," "strategy," "future," "will," "project," "potential" and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to Arbe meeting the conditions to the release of the net proceeds of the debenture offering from escrow, the effect on the Israeli economy generally and on Arbe's business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including Arbe’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in "Cautionary Note Regarding Forward-Looking Statements," "Item 3. Key Information – D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects" and in Arbe's Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe's website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Media Contacts:

Miri Segal, MS-IR LLC, 917-607-8654, msegal@ms-ir.com